UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August 2008
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated August 11, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Completes Kintyre Acquisition
Saskatoon, Saskatchewan, Canada, August 11, 2008 . . . . . . . . . . . .
Cameco Corporation announced today that it has completed the acquisition of a 70% interest in the Kintyre uranium exploration project in Western Australia for $346.5 million (US).
A joint venture comprised of Cameco (70%) and Mitsubishi Development Pty Ltd (30%) purchased the Kintyre project from Rio Tinto for $495.0 million (US) through a bidding process. Cameco will operate the project and is funding its share of the purchase price through existing credit facilities.
Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth. Uranium was first discovered in the area in 1985 and followed up with extensive exploration that identified eight deposits. The project was placed in care and maintenance in 1988 when uranium prices declined below $12 per pound (US). The sale process was initiated by Rio Tinto in 2007.
Cameco has been actively exploring in Australia since 1997 and has exploration licences for more than 795,000 hectares of land in Western Australia (some proximate to the Kintyre deposits), South Australia and the Northern Territory. In February 2008, Cameco secured rights to the Angela-Pamela deposits in the Northern Territory through a joint venture with Paladin Energy Ltd. Cameco has offices in Darwin and Alice Springs in the Northern Territory.
Mitsubishi Development Pty Ltd
Mitsubishi Development Pty Ltd is a wholly owned subsidiary of Mitsubishi Corporation and is based in Sydney, Australia. The company owns investments in coal and iron ore in Australia, including a 50% share of BHP Billiton Mitsubishi Alliance, the world’s largest metallurgical coal producer.
Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Gord Struthers	(306) 956-6593